NBT BANCORP INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

NBT BANCORP INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

Index

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits at December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2004 and 2003

Notes to Financial Statements

Schedules

1. Schedule H, Line 4i - Schedule of Assets Held at End of Year

Report of Independent Registered Public Accounting Firm

Plan Administrator

NBT Bancorp Inc. 401(k) and Employee

Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG

Albany, New York
June 17, 2005

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003
Assets	2004	2003
Investments, at fair value:
Cash	$150,769	—
Money market funds	3,233,629	3,303,719
Bond mutual funds	1,538,706	1,256,397
Common stock of NBT Bancorp Inc.	35,698,331	28,893,427
Domestic equity mutual funds	14,951,228	12,130,459
Foreign equity mutual funds	2,075,847	1,611,041
Participant loans receivable	586,936	625,413
Total investments	58,235,446	47,820,456
Employer contribution receivable	645,886	597,260
Net assets available for plan benefits	$58,881,332	48,417,716
See accompanying notes to financial statements.

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2004 and 2003
	2004	2003
Additions to net assets attributed to:
Contributions:
Participants	$2,821,146	2,394,526
Employer	1,601,051	1,440,513
Total contributions	4,422,197	3,835,039
Investment income:
Net realized and unrealized gain on investments (note 3)	7,403,921	8,646,765
Interest	38,366	43,036
Dividends	1,341,044	1,086,198
Net investment income	8,783,331	9,775,999
Total increase	13,205,528	13,611,038
Deductions from net assets attributed to:
Distributions	(2,741,912)	(3,807,651)
Net increase	10,463,616	9,803,387
Net assets available for plan benefits:
Beginning of year	48,417,716	38,614,329
End of year	$58,881,332	48,417,716
See accompanying notes to financial statements.

NBT BANCORP INC.
401 (K) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement or summary plan document for more complete information.

(a)	General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., is the trustee of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

All employees over age 21 who are scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

(c)	Contributions

Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. Participants must be actively employed on the last day of the year to share in this discretionary contribution, which is allocated to participants based on compensation. During 2004 and 2003, discretionary contributions of $645,886 and $597,260, respectively, were approved by the Sponsor’s board of directors. These amounts were paid during 2005 and 2004, respectively.

(d)	Participants’ Accounts

Participants may elect to have their contributions invested among the various funds available to the Plan, including the NBT Bancorp Inc. common stock fund. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

(e)	Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in the employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) up to 100% vesting. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

(f)	Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

(g)	Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2004 and 2003, forfeitures from nonvested accounts totaled $34,354 and $31,627, respectively. Forfeiture account balances totaled $98,557 and $64,203 at December 31, 2004 and 2003, respectively.

(h)	Inactive Accounts

Inactive accounts for participants who have terminated from the Plan, but for which disbursement has not been made approximated $11,259,638 and $7,955,490 as of December 31, 2004 and 2003, respectively.

(i)	Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

(j)	Participant Loans

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(k)	Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

(l)	Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Summary of Significant Accounting Policies

(m)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Amounts in the prior year’s financial statements are reclassified when necessary to conform with the current year’s presentation.

(n)	Investments Held in Trust

Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Money market funds are short-term investments carried at cost, which approximates fair value. Loans to participants are carried at the unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(o)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits and the fair value of investments. Actual results could differ from those estimates.

(p)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investments

Investments that represent 5% or more of the net assets available for plan benefits at December 31, 2004 or 2003 are as follows:

	2004	2003
Money market funds:
Federated Capital Preservation Fund	$3,220,488	3,303,719
Domestic equity mutual funds:
American Funds Growth Fund of America	3,572,122	3,063,266
Federated Capital Appreciation Fund	2,646,905	2,849,034
Common stock:
NBT Bancorp Inc.	35,698,331	28,893,427

During 2004 and 2003, the Plan’s investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2004	2003
Bond mutual funds	$(9,302)	(10,229)
Common stock of NBT Bancorp Inc.	5,826,441	5,939,764
Equity mutual funds	1,368,516	2,409,421
Foreign equity mutual funds	218,266	307,809
	$7,403,921	8,646,765

Nonparticipant Directed Investments

Information about the investments relating to accumulated nonparticipant directed contributions, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows:

Fair value of NBT Bancorp Inc. common stock at
December 31, 2003	$26,605,844
Contributions	1,601,051
Dividends	991,907
Net realized and unrealized appreciation	5,234,067
Distributions	(1,777,758)
Fair value of NBT Bancorp Inc. common stock at
December 31, 2004	$32,655,111

Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Party-in-Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s Sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan is NBT Bank, N.A. which is a subsidiary of the Sponsor.

Schedule 1
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN
Schedule H, Line 4i – Schedule of Assets Held at End of Year
December 31, 2004
		(c) Description of investment
	(b) Identity of issuer	including maturity date,
	borrower, lessor,	rate of interest, collateral,
(a)	or similar party	par, or maturity value		(d) Cost	(e) Current value
	Cash	Cash	$	**	$150,769
	Federated Prime Obligation Fund	Money market fund		**	13,141
	Federated Capital Preservation Fund	Money market fund		**	3,220,488
	Dodge & Cox Income	Bond mutual fund, 33,682 shares		**	432,486
	Vanguard Intermediate US Treasury	Bond mutual fund, 98,243 shares		**	1,106,220
	American Funds Growth Fund of America	Equity mutual fund, 131,812 shares		**	3,572,122
	Vanguard Capital Opportunity	Equity mutual fund, 4,596 shares		**	326,689
	Columbia Acorn	Equity mutual fund, 29,497 shares		**	780,220
	Federated Capital Appreciation Fund	Equity mutual fund, 104,414 shares		**	2,646,905
	FPA Capital	Equity mutual fund, 15,689 shares		**	627,262
	T-Rowe Price Mid Cap Growth	Equity mutual fund, 14,566 shares		**	726,587
	Royce Low Price Stock	Equity mutual fund, 4,345 shares		**	66,623
	Dodge & Cox Stock Fund	Equity mutual fund, 10,528 shares		**	1,370,962
	Dodge & Cox Balance Fund	Equity mutual fund, 29,841 shares		**	2,367,921
	Janus Mid Cap Value Investment	Equity mutual fund, 14,447 shares		**	319,154
	Vanguard 500 Index Fund	Equity mutual fund, 17,376 shares		**	1,939,930
	Fidelity Low Price Stock	Equity mutual fund, 5,139 shares		**	206,853
	American Funds New Perspective Fund	Foreign equity mutual fund, 75,540 shares		**	2,075,847
*	NBT Bancorp Inc.	Common stock, 1,387,960 shares		21,778,155 ***	35,698,331
*	Participant loans receivable	Interest rates – 5.25% – 12.14%		**	586,936
					58,235,446
*	Party-in-interest.
**	Cost omitted for these participant directed investments.
***	Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying independent registered public accounting firm report.

Exhibits:
23 Consent of Independent Registered Public Accounting Firm dated June 27, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2005
NBT BANCORP INC. 401 (k) AND EMPLOYEE OWNERSHIP PLAN

By: /s/  Thomas R. Delduchetto

Thomas R. Delduchetto
Executive Vice President and Director of
Human Resources and Member of the 401 (k) Plan
Administrative Committee of the NBT Bancorp Inc.
401 (k) and Employee Stock Ownership Plan

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-97995) on Form S-8 of NBT Bancorp Inc. of our report dated June 17, 2005, with respect to the statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets held at end of year as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the NBT Bancorp Inc.

/s/KPMG

Albany, New York
June 27, 2005